December 7, 2018

BY EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

Office of Electronics and Machinery

100 F Street, N.E.

Washington, D.C. 20549

Attention: Caleb French

Re:	NeoVolta Inc.
Draft Offering Statement on Form 1-A
Submitted October 10, 2018
CIK No. 0001748137

Dear Mr. French:

This letter is being submitted on behalf of NeoVolta, Inc. (“NeoVolta” or the “Company”) in response to the comment letter, dated November 6, 2018, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Offering Statement on Form 1-A filed on October 10, 2018 (the “Draft Offering Statement”).  The Company’s Amendment No. 1 to the Draft Offering Statement the “Amended Draft Offering Statement”) has been filed with the Commission.

For your convenience, we have repeated the comment prior to the response in italics.

Draft Offering Statement on Form 1-A Submitted October 10, 2018

Offering Circular Cover Page, page i

1.

Please revise to provide the disclosure required by Part II(a)(5) of Form 1-A. Also, reconcile your references to "an unlimited number of" accredited and non-accredited investors with the limitations discussed in that part and the Web site addresses disclosed on pages 2, 25 and 38.

Response:  The Company has added the disclosure required by Part II(a)(5) on the cover page of the Amended Draft Offering Statement. The Company has deleted the phrase “an unlimited number of” in the Amended Draft Offering Statement. The Company has corrected the web site addresses disclosed.

Securities and Exchange Commission

December 7, 2018

Potential tariffs or a global trade war...page 7

2.

We note your disclosure that none of your “raw materials are included in the latest list of products subject to tariffs.” Please tell us whether any of your other imported inputs, such as your product's “main components” as disclosed on page 1 and “continued supply of battery cells” disclosed on page 6, are subject to tariffs. If so, please revise your risk factor disclosure accordingly. Also, please revise in an appropriate section, such as the disclosure beginning on page 17, to clarify the nature of your arrangements with your suppliers. In this regard, we note that much of your disclosures regarding suppliers indicates you currently have arrangements in place; however, you also disclose that you have not yet begun to manufacture your products.

Response:  The Company has revised the referenced risk factor in the Amended Draft Offering Statement as follows:

“Potential tariffs or a global trade war have increased our costs and could further increase the cost of our products, which could adversely impact the competitiveness of our products and our financial results.

Recently, the Trump Administration announced tariffs on goods imported from China in connection with China's intellectual property practices and in September 2018 initiated $200 billion in potential new tariffs on goods imported from China. Our products will depend on materials from China, namely inverters and batteries, which are the main components of our products. As of November 2018, inverters were listed on the tariff list with a tariff of 10%, which tariff is currently schedule to increase to 25% on December 31, 2018. As of November 2018, LiFePO4 batteries are not listed on the tariff list. Presently, none of our other raw materials are included in the latest list of products subject to tariffs.  However, the Trump Administration could impose new China tariffs.  If the batteries we use in our products from China become listed on new tariff lists, then the cost of our batteries could increase by 10 to 25 percent, which would materially increase our costs to produce our products.”

To address the last sentence of the Staff’s comment, the Company has added the following to the section “Business-NeoVolta NV14” in the Amended Draft Offering Statement as follows:

“We have sourced suppliers for the raw materials that we have used to create our prototypes and the products we will submit for testing and certification. Upon approval of our products, we intend to continue to utilize these suppliers for the raw materials required to build our products. We do not have long-term supply arrangements with any suppliers. If we lose our current suppliers, we believe that we will be able to source the raw materials needed to build our products from alternative suppliers. However, if we are required to use alternative suppliers, we can provide no assurance that we will be able to source the raw materials we need at similar costs to us, which may result in lower gross margins for our products or the need to raise the prices of our products, which may make our products less competitive.”

Securities and Exchange Commission

December 7, 2018

NeoVolta NV14, page 14

3.

We note your disclosure on page 18 regarding a phone application that will be used with your product. Please clarify whether this functionality is currently integrated into your product, and, if not, at what stage in the development of the application you are and what remains to make it function as disclosed.

Response:  The Company has revised the referenced disclosure in the section “Business-NeoVolta NV14” in the Amended Draft Offering Statement as follows:

“NV14 currently includes a commercially available WiFi router plug and associated smart phone application that allows customers to visualize the state of the system in real time (charge/discharge for grid, photovoltaic, battery, and generator).  Installers will also be able to make operating changes as required when/if local utilities make changes to Time-of-Use billing rates/times.  Installers will be capable of making these changes on behalf of customers as they may desire. This remote monitoring/programming will also assist with any “health” of system and/or diagnosis and/or will be capable of pushing firmware as required.”

Overview, page 17

4.

Please tell us the basis for your belief that your product will use "safer battery technology" at "a more competitive price point." Please also clarify your statement regarding your "low overhead" in the second paragraph on page 18 given your disclosure about your current stage of development and your lack of a manufacturing history. Further, we note your disclosure on the top of page 7 regarding long-term leases and power purchase agreements. Please reconcile this disclosure with disclosure throughout your offering circular indicating you are a manufacturer as opposed to an energy provider.

Response:  The Company has revised the Amended Draft Offering Statement to remove the statements regarding the “safer battery technology,” “more competitive price point” and “low overhead”. The Company has revised the Amended Draft Offering Statement to remove the statements regarding long-term leases and power purchase agreements, which were incorrectly included in the prior version.

5.

Please expand to clarify the development of your business since formation. For example, given the dates your executive officers began working for you, clarify who formed the company and hired these executives and the source of the technology you intend to incorporate into your product.

Response:  The Company has added the following paragraph in the section “Business-Overview” in the Amended Draft Offering Statement:

“We were incorporated in March 2018 by our founder and CEO Brent Willson.  Col Willson began researching the Energy Storage Sector in early 2017 and believed there was a compelling case for a better system than what the market was offering in December 2017.  In January 2018, Col Willson procured two batteries and one inverter for initial test and validation of project viability.  In March 2018, NeoVolta Inc. was incorporated, and in May 2018, Steve Bond was hired as CFO and additional batteries and inverters were purchased for more thorough testing, evaluation and integration.”

Securities and Exchange Commission

December 7, 2018

6.

Please revise to clarify how your product functions. For example, will a purchaser be limited to using only the amount of electricity capable of being stored at which point your product will need to be recharged? In this regard, we note the disclosure on page 21 about your competition appears limited to those currently selling in the ESS market. Please also revise to address competitors who sell other products that supply power, such as generators, and how those products compare to your intended product. As one example, does your product have a continuous uninterrupted supply of power, such that it can recharge while also supplying power?

Response: To address the first and last sentences of the Staff’s comment, the Company has revised the referenced disclosure in the section “Business-NeoVolta NV14” in the Amended Draft Offering Statement as follows (emphasis added):

“The NV14 is a complete ESS with a 7680-Watt Hour hybrid (120V / 240V) Inverter and 14.4 kWh LiFePO4 Battery System (three 4.8 kWh batteries) all incorporated in one NEMA Type 3R rated indoor/outdoor cabinet system with all UL and electrical certifications and fire code requirements. The NV14 will be capable of storing and using either inverted (AC) photovoltaic or non-inverted (DC) photovoltaic power via the 14.4 kWh Battery System.  The NV14 system will charge the batteries with excess AC or DC photovoltaic power during daylight conditions.  The inverter will invert DC battery power into AC power during periods of darkness or higher use periods.  Once discharged, the batteries will be idle until excess solar photovoltaic is available and will subsequently begin to recharge.  Once recharged, the batteries will discharge once solar photovoltaic begins to wane or when the customer needs more power than available from solar photovoltaic.  By doing this, customers will be consuming their solar photovoltaic production instead of sending excess photovoltaic power to the grid, which will assist the customer in consuming electricity at the lowest rates possible. The NV14 is capable of recharging via solar photovoltaic power while also supplying power, but is not capable of recharging off the grid.”

Response:  To address the second and third sentences of the Staff’s comment, the Company has added the following disclosure in the section “Business-Competition” in the Amended Draft Offering Statement:

“We may also compete with non-ESS power suppliers such as generator companies, most of which are likely significantly larger and more established than us. Some potential customers of our company may choose to utilize generators to either supplement power during high cost periods, during blackouts periods, or when no grid options are available.  This source of electricity generation can be expensive to install and has operating considerations.  On average, a natural gas generator will cost $0.085 cents per kWh to operate according to https://www.uaex.edu/environment-nature/water/docs/IrrigSmart-3241-D-Determining-cost-of-electricity-at-natural-gas-generator.pdf.  This operating cost is comparable to solar but increases greenhouse gases, is noisy, and requires routine maintenance.  Diesel generators are even more expensive to operate and create more pollution.”

Securities and Exchange Commission

December 7, 2018

Governmental Regulation, page 22

7.

Please revise your disclosure to clarify the regulatory approvals you disclose you may pursue, including what processes you would need to undertake and the costs and timeline of such processes. If sales of your product depend on obtaining required regulatory approvals, ensure your disclosure explains those prerequisites. We note, for example, the "required certifications" referenced in your disclosure. We also note the federal tax rebate you mention. Please revise to clarify who receives the benefit and how you determined that all energy storage systems qualify for such a rebate. Your disclosure should clearly explain the program and address the applicability to your business.

Response:  The Company has revised the referenced disclosure in the section “Business-Government Regulation” in the Amended Draft Offering Statement as follows:

“Our products will be subject to product safety regulations by federal, state, and local organizations. The following regulations are required for NV14 certification:

-

Underwriters Laboratories (UL) 9540, 9540a, 1973, 1741, 1741SA, 1699B Arc Fault, 1642, and 489

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National Electrical Manufacturers Association (NEMA) Type 3R

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International Electrotechnical Commission (IEC) 62897

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Electrical Codes: National Fire Codes (NEC) 2014 and 2017

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California Rule 21 Interconnection

Our battery cells, inverter, fuses, and breakers are already compliant with UL standards.  In early December 2018, we will submit our fully assembled NV14 to a certification agency for the above-mentioned certifications. These approvals could require significant time and resources from our management and, if redesign were necessary, could result in a delay in the introduction of our products in various markets and applications.”

To address the tax rebate portion of the Staff’s comment, the Company has revised the referenced disclosure in the section “Business-NeoVolta NV14” in the Amended Draft Offering Statement as follows:

“We believe our NV14 product will qualify for a 30% Federal Tax Rebate per www.IRS.gov pursuant to IRS Form 5695 Residential Energy Credit, which provides that individuals may be able to take a credit of 30% of the costs of qualified solar electric property.  Qualified solar electric property costs are costs for property that uses solar energy to generate electricity for use in homes located in the United States.”

Securities and Exchange Commission

December 7, 2018

Certain Relationships and Related Transactions, page 30

8.

Please reconcile your disclosure in the last paragraph here and on page 23 regarding when you will have an audit committee. Also clarify your disclosure on page 32 regarding conversion of notes. For example, clarify how the conversion will be "automatic" given the percentage limitations you mention.

Response:  The Company has revised the referenced disclosure in the Amended Draft Offering Statement to clarify that the Company intends to have an audit committee prior to the offering.

The Company has revised the referenced disclosure in the section “Description of Capital Stock - Convertible Notes” in the Amended Draft Offering Statement as follows:

“In May and June 2018, we issued 12% convertible notes in an aggregate of $104,698 in principal amount of convertible notes, which principal and accrued interest will automatically convert into shares of common stock upon the closing of this offering at a conversion rate of $0.0063 per share, subject to the limitations set forth below. To the extent any convertible notes may not be converted into common stock due to the limitations discussed below, such convertible notes will convert into our common stock in the future at such times when the conversion would be permitted.”

Rule 144, page 35

9.

Please clarify the applicability of Rule 144 to future sales of your shares given Rule 144(c). In this regard, we note the penultimate paragraph on page 38. Please file the 2018 Stock Plan disclosed on page 27 and the lock-up agreement disclosed on page 35, and clarify your disclosure here regarding the number of shares held by the "certain stockholders" who have agreed to the lock up.

Response:  The Company has revised Amended Draft Offering Statement to state that future sales by affiliates pursuant to Rule 144 will be subject to the one-year holding period pursuant to Rule 144(d)(1)(ii). In addition, the Amended Draft Offering Statement has been revised to delete the penultimate paragraph on page 38 of the Draft Offering Statement.

The Company is discussing the lock-up terms and will file the lock-up agreement by amendment.

*   *   *

Securities and Exchange Commission

December 7, 2018

Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (202) 724-6847.

Sincerely,

SCHIFF HARDIN LLP

/s/ Cavas Pavri

By: Cavas Pavri

Enclosures

cc:

Brent Willson, Chief Executive Officer

Steve Bond, Chief Financial Officer